Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

June 22, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press release dated June 22, 2004 referring to additional information to the Consolidated Annual Results FY2003[English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

June 22, 2004

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Additional Information to the Consolidated Annual Results FY2003

Sumitomo Corporation announces additional information for the following items, to the Consolidated Annual Results FY2003 (year ended March 31, 2004) released on April 28, 2004.

1. Income Taxes

2. Accrued Pension and Retirement Benefits

***

1. INCOME TAXES

The reconciliation between taxes calculated at the statutory income tax rate in Japan and the Companies' effective income tax provision for the years ended March 31, 2004 and 2003 is summarized as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	2003	2004
Income before income taxes and minority interests in earnings of subsidiaries	¥109,035	¥ 28,601	$1,049
Tax provision computed at statutory income tax rate	¥ 45,795	¥ 12,012	$ 440
Increases (decreases) in tax due to:			
Expenses not deductible for tax purposes	2,014	2,368	19
Tax effect on undistributed earnings of associated companies and corporate joint ventures	(2,037)	(870)	(19)
Changes in valuation allowance	(6,083)	(1,241)	(58)
Difference in statutory tax rate of foreign subsidiaries	(4,978)	(5,377)	(48)
Effect of change in enacted tax rate	(132)	1,447	(1)
Other—net	1,118	35	11
Total effective tax provision	¥ 35,697	¥ 8,374	$ 344

The tax effects of temporary difference that give rise to significant components of deferred tax assets and liabilities as of March 31, 2004 and 2003 are as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	2003	2004
Assets:			
Net operating loss carry forwards	¥ 85,290	¥ 53,824	$ 820
Investment securities	14,202	36,126	136
Inventories, and property and equipment	32,543	42,755	313
Allowance for doubtful receivables	14,634	21,451	141
Accrued pension and retirement benefits	7,568	6,061	73
Accrual and other	13,005	15,845	125
Gross deferred tax assets	167,242	176,062	1,608
Less: Valuation allowance	(10,641)	(13,983)	(102)
Deferred tax assets, less valuation allowance	156,601	162,079	1,506

Liabilities:			
Investment in marketable securities	53,579	1,400	515
Deferred gain on sales of property for tax purposes	41,518	41,860	399
Deferred gain on securities contributed to the Trust	23,119	21,313	222
Undistributed earnings of subsidiaries and associated companies	17,024	13,437	164
Installment sales	1,834	2,730	18
Other	11,358	9,969	109
Gross deferred tax liabilities	148,432	90,709	1,427
Net deferred tax assets	¥ 8,169	¥ 71,370	$ 79

2. ACCRUED PENSION AND RETIREMENT BENEFITS

The Company has non-contributory defined benefit pension plans (the "Plans") covering substantially all employees other than directors and executive officers. The Plans provide benefits based upon years of service, compensation at the time of severance, and other factors.

Net periodic pension costs of the Company's pension plans for the years ended March 31, 2004 and 2003 include the following components:

	Millions of Yen		Millions of U.S. Dollars
	2004	2003	2004
Service cost — benefits earned during the year	¥ 3,722	¥ 3,305	$ 36
Interest cost on projected benefit obligation	3,680	4,038	35
Expected return on plan assets	(2,637)	(2,673)	(25)
Net amortization	8,093	4,648	78
Net periodic pension cost	¥ 12,858	¥ 9,318	$ 124

The ending balances of the projected benefit obligations and the fair value of the plan assets of the Company's pension plans is as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	2003	2004
Projected benefit obligations, end of year	¥158,352	¥147,475	$ 1,523
Fair value of plan assets, end of year	162,405	144,719	1,562
Funded status	4,053	(2,756)	39
Unrecognized actuarial loss	84,709	111,861	814
Prepaid cost for retirement benefits	¥ 88,762	¥109,105	$ 853

Assumptions used for the year ended March, 31 2004 and 2003 in determining costs for the Plans and the funded status information shown above are principally as follows:

Weighted average assumptions used to determine the net periodic benefit cost for the Plans

	2004	2003
Discount rate	2.5%	3.0%
Expected long-term rate of return on plan assets	3.0%	3.0%
Rate of expectable salary increase	3.0%	3.0%

Weighted average assumptions used to determine the benefit obligations

	2004	2003
Discount rate	2.0%	2.5%
Rate of expectable salary increase	3.0%	3.0%

Most of the subsidiaries have unfunded retirement benefit plans and/or funded pension plans. Employees, other than directors, are entitled to, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, lump-sum retirement benefits based on compensation at the time of retirement, years of service and other factors. As of March 31, 2004 and 2003, the benefit obligation of subsidiaries under these plans were ¥32,653 million ($314 million) at the discount rate of mainly 2.5% and at the expectable salary increase rate of mainly 1.5% and ¥30,977 million at the discount rate of mainly 2.5% and at the expectable salary increase rate of mainly 2.0% respectively, which were approximately equal to the aggregated fair value of plan assets and accrued pension and retirement benefitials.

The total amounts charged to income by subsidiaries for the years ended March 31, 2004 and 2003 were ¥4,932 million ($47 million) and ¥3,746 million, respectively.